UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

1.   DATE, TIME, AND PLACE:  Held on February 15, 2023, at 09:00 a.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32º andar, sala Viva Tudo, Bairro Cidade Monções, city of São Paulo, State of São Paulo.

2.   CALL NOTICE AND ATTENDANCE: The call notice was sent pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who sign these minutes were present, there being, therefore, a quorum pursuant to the Bylaws. Also present were the CFO and Investors’ Relations Director, Mr. David Melcon Sanchez-Friera; the General Secretary and General Counsel, Mr. Breno Rodrigo Pacheco de Oliveira; and the presenters, individually named for the subjects below, whose participation was restricted to the time for appraisal of the respective subjects.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting;

4.   AGENDA AND RESOLUTIONS: Having examined and debated the matters contained in the Agenda, it was unanimously decided by the members of the Board of Directors present, as described below:

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

4.1. To resolve upon the Financial Statements, accompanied by the Independent Auditors’ Report, related to the fiscal year ended on December 31, 2022 (“2022 Financial Statements”), and the Result Allocation Proposal related to the fiscal year ended on December 31, 2022 (“Result Allocation Proposal”): Mr. David Melcon Sanchez-Friera, CFO and Investors Relations Director, with collaboration from the Investor Relations Specialist, Ms. Tatiana Cardoso Anicet, presented: (i) the 2022 Financial Statements; and (ii) the Result Allocation Proposal. Also, present were the members of the Fiscal Council – Ms. Gabriela Soares Pedercini, Mr. Cremênio Medola Netto and Mr. Charles Edwards Allen who, having analyzed the documents beforehand, at the meeting of the Fiscal Council, issued a favorable opinion regarding the 2022 Financial Statements, the Result Allocation Proposal and the submission of said documents to the General Meeting. Furthermore, the representative of company Baker Tilly 4Partners Auditores Independentes S.S., Mr. Nelson Varandas dos Santos, was also present and declared that there were no provisos in relation to the 2022 Financial Statements, having submitted the minutes of the Independent Auditors’ Report, without provisos, which shall be signed, with no amendments, after approval of the 2022 Financial Statements by this Board, on the date hereof. The representative of the independent auditors also declared their independence from the Company. At such time, the Board of Directors took a formal stance in relation to the declaration of independence submitted by the independent auditors, informing that they were not aware of anything that could affect said declaration of independence. The directors were also informed that said documents had been analyzed beforehand and approved by the Audit and Control Committee. After appraisal and discussion among those present, the Board of Directors, considering the favorable opinion from the Fiscal Council and the also favorable recommendation from the Audit and Control Committee, unanimously approved the 2022 Financial Statements and the Result Allocation Proposal, issuing its favorable opinion with no provisos, which is filed at the Company’s headquarters as an exhibit to these minutes, having decided to submit said documents to approval by the Ordinary General Meeting, to be called by the Chairman of the Board.

4.2 Treasury Share Cancellation Proposal: Mr. David Melcon Sanchez-Friera, CFO and Investors Relations Director, submitted a proposal for cancellation of 13,381,540 common shares issued by the Company, kept in treasury. These shares were acquired in the fiscal year ended on December 31, 2022, within the context of the Share Buyback Program for shares issued by the Company itself. Also present were the members of the Fiscal Council, Messrs. Gabriela Soares Pedercini, Cremênio Medola Netto and Charles Edwards Allen who, having analyzed the information beforehand, at the Fiscal Council Meeting, issued a favorable opinion regarding said proposal, with the consequent amendment to the Company’s Bylaws to adjust the number of shares into which the corporate capital is divided. The members of the Board of Directors were also informed that said information had been analyzed beforehand and approved by the Audit and Control Committee. After appraisal and discussion among those present, the Board of Directors, considering the favorable opinion from the Audit Committee and the also favorable recommendation from the Audit and Control Committee, unanimously approved the cancellation of the shares, authorizing the calling of an Extraordinary General Meeting to amend the Company’s Bylaws.

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

4.3 To approve the Call Notice to the Annual and Extraordinary General Meeting General Secretary and General Counsel, Mr. Breno Rodrigo Pacheco de Oliveira, submitted a proposal for a Call Notice for the Company’s Annual General Meeting and Extraordinary Meeting, to be held on April 13, 2023. The Board unanimously approved the calling of said Meeting, with the Chairman of the Board being authorized to take the necessary measures for the call and to perform the act, observing the legal and statutory provisions.

4.4. Share Buyback Program of shares issued by the Company: Having analyzed the market conditions, the management deemed it appropriate to approve a new share buyback program of common shares issued by the Company (“Program”).

Thus, the Board of Directors, in compliance with article 15, item XV, of the Bylaws, unanimously approved a new Program, on the terms of CVM Resolution No. 77, of March 29, 2022 (“RCVM 77”), having authorized the following:

(i) Program Goal: Acquisition of common shares issued by the Company to be kept in treasury or for subsequent cancellation or disposal, without decrease of the corporate capital, to increment the value to the shareholders by the efficient investment of the funds available in cash, optimizing the allocation of the Company’s capital;

(ii) Funds: The share buyback shall be made by using the available funds, on the terms of article 8, paragraph 1, of Resolution 77, such as profit reserves, capital reserves and result as realized in the ongoing fiscal year. The maximum amount to be used in the Program is R$ 500 million;

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

(iii) Term: The Program starts on February 23, 2023 (day after the date when the Share Buyback Program currently in force ends) and ends on February 22, 2024;

(iv) Price and Form of buyback: The acquisitions shall be made at the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, it being incumbent on the Company’s management to decide the time and number of shares to be acquired, respecting the limits set forth in the Program and in the applicable regulations;

(v) Company’s Total Capital: The Company’s total capital is currently made up of 1,663,556,731 common shares, already considering the cancellation of shares approved on this date by this Board of Directors;

(vi) Number of Shares to be Acquired: Up to 40,550,121 common shares;

(vii) Number of Outstanding Shares: 419,289,206 common shares, as defined by article 1, sole paragraph, item I, of Resolution 77; and

(viii) Intermediary Financial Institutions: The transaction shall be carried out through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, with its headquarter at Avenida Paulista, 1.450, 7º andar – São Paulo/SP, (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., with its headquarter at Av. Brigadeiro Faria Lima, 3.477 - São Paulo/SP, (iii) Itaú Corretora de Valores S.A., with its headquarter at Av. Brig. Faria Lima, 3.500, 3º andar – São Paulo – SP, (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A., with its headquarter at Av. Presidente Juscelino Kubitschek, 2.235, 24º andar – São Paulo/SP, and (v) XP Investimentos CCTVM S.A., with its headquarter at Av. Ataulfo de Paiva, 153, sala 201 - Rio de Janeiro/RJ.

Lastly, on the terms of art. 6 of RCVM 77, the members of the Company’s Board of Directors provided the information contained in Exhibit I hereof, and authorized the Company’s management to perform all acts necessary for the full performance of the Program.

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

4.6 Declaration of Interest on Capital: After the presentation made by Mr. David Melcon Sanchez-Friera, CFO and and Investors Relations Director, the members of the Board of Directors unanimously approved the proposal of declaration of interest on capital (“IOC”), based on the balance sheet of January 31, 2023, at the gross amount of R$ 106,000,000.00, corresponding to R$ 90,100,000.00, net of withholding income tax. The IOC declared herein are equivalent to R$ 0.06377175272[1] per common share (R$ 0.05420598981¹ net of income tax).

The IOC must be individually credited to the shareholders, in accordance with the shareholding position contained in the Company’s records at the end of the day on February 28, 2023. From March 1, 2023, including, the shares shall be traded “ex-IOC”.

The net value of the IOC shall be imputed to the mandatory dividend of the 2022 fiscal year and the payment made by July 31, 2024, with the date being set by the Company’s Management.

4.6. Authorization to submit a request for prior consent to ANATEL, for a possible Capital Reduction: The CFO and Investors Relations Director, Mr. David Melcon Sanchez-Friera, jointly with the Vice-President of Regulatory affairs, Mrs. Camilla Tápias, presented a proposal of submission, by the Company, of a request for prior consent (“Request for Consent”) from the Brazilian Telecommunications Agency (“ANATEL”) to have the possibility of reducing its corporate capital in one or more events (“Reductions”).

It was noted that the Request for Consent is intended to offer the Company flexibility to carry out one or more capital reductions of up to R$ 5,000,000,000.00 (five billion reais), throughout this and/or future fiscal years, according to an evaluation by the management of the Company’s financial conditions and the macroeconomic scenario. If authorized by ANATEL, and subject to the management analysis on the opportunity and convenience, the Reduction may be done by means of the return of funds to its shareholders, in the proportion to their shareholding position on the respective record dates to be set and without canceling of shares.

[1] Value per share calculated considering the shareholding base of January 31, 2023.

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

Lastly, it was clarified that the Request for Consent shall be made so as to obtain authorization to carry out the Reduction, according to the discretionary appraisal of its management, that is, the Request for Consent, if authorized by ANATEL, does not entail a mandatory Reduction, but rather it gives the Company the option to do so or not.

After appraising and discussing the matter, the members of the Board of Directors present unanimously approved the submission, by the Company, of the Request for Consent to ANATEL. It is hereby recorded that, if approved by ANATEL, the implementation of each stage of the Reduction and its other terms and conditions shall be submitted to the Board of Directors and to the General Shareholders’ Meeting of the Company.

Lastly, this Board authorized the Company’s management to perform all acts necessary to formalize the Request for Request with ANATEL.

5. ADJOURNMENT: With nothing further, the Chairman of the Board of Directors declared the meeting ended and these minutes were drawn up. São Paulo, February 15, 2023. (aa) Board Members: Eduardo Navarro de Carvalho – Chairman of the Board; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Solange Sobral Targa; and Denise Soares dos Santos. Fiscal Council: Cremênio Medola Netto; Charles Edwards Allen; and Gabriela Soares Pedercini. Independent Auditor: Nelson Varandas dos Santos. Secretary: Breno Rodrigo Pacheco de Oliveira

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

I hereby certify that this is a faithful copy of the minutes of the 433rd meeting of the Board of Directors of Telefônica Brasil S.A., held on February 15, 2023, which was drawn-up in the proper book.

Exhibit I

Exhibit G to CVM Resolution No. 80/22

Trading of Shares Issued by the Company Itself

1. Provide a detailed justification of the purpose and expected economic effects of the transaction:

The program of repurchase of shares issued by Telefônica Brasil S.A. (“Company”) approved at the meeting of the Company’s Board of Directors held on February 15, 2023 is intended for the acquisition of common shares issued by the Company to be kept in treasury or for subsequent cancellation or disposal, without reduction of the capital stock, to increment the value to the shareholders by the efficient investment of the funds available in cash, optimizing the allocation of the Company’s capital (“Program”).

2. Inform the number of (i) outstanding shares and (ii) treasury shares:

The number of Company’s shares: (i) that are outstanding is 419,289,206 common shares, as defined by article 1, sole paragraph, item I, of CVM Resolution No. 77, of March 29, 2022 (“Resolution 77”); and (ii) kept in treasury is 1,378,800 common shares.

3. Inform the number of shares that may be acquired or sold:

Up to 40,550,121 common shares at the most.

4. Describe the main characteristics of the derivative instruments the Company may use, if any:

Not applicable. The Company shall not use derivatives.

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

5. Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions:

Not applicable. The acquisition of shares shall occur by means of stock exchange transactions and, therefore, there are no voting instructions between the Company and counterparties in the transaction.

6. In case of transactions carried out outside organized securities market, inform: a. the maximum (minimum) price for which the shares shall be acquired (sold); and b. if it is the case, the reasons that justify the transaction at prices higher than 10% (ten percent), in case of acquisition, or lower than 10% (ten percent), in case of sale, than the average quote, weighed by volume, in the 10 (ten) previous trading days:

Not applicable. The transactions shall be carried out at the stock exchange, at market values.

7. Inform, if any, the impacts the negotiation will have on the composition of the controlling interest or the company’s administrative structure:

Not applicable. There will be no impact on the composition of control or administrative structure of the Company due to the implementation of the Program.

8. Identify the counterparties, if known, and in case of a related party, as defined by the accounting standards that govern the matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29, 2022:

Not applicable. The acquisition of shares shall occur through stock exchange transactions, and thus the counterparties are not known.

9. State the allocation of the funds earned, if applicable:

In case of the subsequent sale of the shares acquired within the context of the Program, the allocation of the funds shall be timely decided, when there shall be a proper communication to the market.

10. Indicate the maximum term for the settlement of the authorized transactions:

The Program starts on February 23, 2023 (day immediately after the date when the Share Repurchase Program currently in force ends), remaining in force for 12 (twelve) months, until February 22, 2024.

TELEFÔNICA BRASIL S.A. A Publicly-Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 433rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 15, 2023

11. Identify the institutions that will act as intermediaries, if any:

The transaction shall be carried out through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7º andar – São Paulo/SP, (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Av. Brigadeiro Faria Lima, 3.477 - São Paulo/SP, (iii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo – SP, (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP, and (v) XP Investimentos CCTVM S.A., headquartered at Av. Ataulfo de Paiva, 153, room 201 - Rio de Janeiro/RJ.

12. Specify the funds available to be used, as per article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022:

The repurchase of the shares shall be made by using available funds, on the terms of article 8, paragraph 1, of CVM Resolution CVM No. 77, such as profit reserves and capital, as realized in the ongoing fiscal year. The maximum amount to be used in the Program will be BRL 500 million.

13. Specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not hinder the fulfillment of obligations assumed before creditors nor the payment of fixed or minimum mandatory dividends:

The Board of Directors evaluates that the Company’s current financial position, its capital structure and its high capacity for cash generation and low level of indebtedness give it sufficient flexibility and financial capacity to carry out the repurchase of shares set forth in this Program by investing the available funds, without prejudice to its ability to fulfill the other obligations assumed before creditors, as well as the payment of mandatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director